No Act
PE 2/16/12

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

Received SEC
FEB 1 6 2012
Washington, DC 20549

[redacted]

12027254

February 16, 2012

Alissa E. Ballot
NextEra Energy, Inc.
alissa.ballot@nexteraenergy.com

Act: 1934
Section:
Rule: 14a-8
Public Availability: 2-16-12

Re: NextEra Energy, Inc.

Dear Ms. Ballot:

This is in regard to your letter dated February 16, 2012 concerning the shareholder proposal submitted by the New York State Common Retirement Fund for inclusion in NextEra's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that NextEra therefore withdraws its January 6, 2012 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Patrick Doherty
State of New York Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue-31st Floor
New York, NY 10017

NEXTera ENERGY

By E-Mail (shareholderproposals@sec.gov)

February 16, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: NextEra Energy, Inc. – Withdrawal of No Action Request Regarding
Shareholder Proposal of New York State Common Retirement Fund

Ladies and Gentlemen:

On January 6, 2012, NextEra Energy, Inc. (the "Company"), submitted a letter requesting that the Staff of the Division of Corporation Finance (the "Staff") confirm that it would not recommend to the Securities and Exchange Commission that enforcement action be taken if the Company excluded from its 2012 proxy materials a shareholder proposal (the "Proposal") submitted by the Comptroller of the State of New York on behalf of the New York State Common Retirement Fund (the "Proponent").

On February 15, 2012, the Company received by facsimile a letter (the "Withdrawal Letter") dated February 15, 2012 from Patrick J. Doherty, Director – Corporate Governance of the State of New York Office of the State Comptroller, withdrawing the Proposal. A copy of the Withdrawal Letter is attached hereto as Exhibit A. Accordingly, the Company also hereby withdraws its request for a no-action letter from the Staff relating to the Proposal.

A copy of this letter is being provided to the Proponent.

If the Staff has any questions with respect to the foregoing, please contact me by telephone at 561-691-7721 or by e-mail at alissa.ballot@nexteraenergy.com.

Very truly yours,

Alissa E. Ballot
Vice President & Corporate Secretary

Cc: Patrick Doherty, State of NY, Office of the State Comptroller

Exhibit A

Copy of the Withdrawal Letter

[illegible]

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Alicia Ballot

Phone Number: 561-691-7721

Fax Number: 561-691-7702

Date: 2/15/12

Pages ~~to follow~~: 2

Message: ____________________

THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

February 15, 2012

Ms. Alissa E. Ballot
Vice President and
Corporate Secretary
Nextera Energy, Inc.
700 Universe Blvd.
Juno Beach, FL 33408

Dear Ms.Ballot:

I hereby withdraw the resolution on nuclear power safety filed with your company by the Office of the State Comptroller on behalf of the New York State Common Retirement Fund. We look forward to further discussions with you concerning this important issue..

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

By E-Mail (shareholderproposals@sec.gov)

January 6, 2012

Rule 14a-8(b)
Rule 14a-8(f)(1)
Rule 14a-8(i)(7)
Rule 14a-8(i)(10)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: NextEra Energy, Inc.
Shareholder Proposal of New York State Common Retirement Fund

Ladies and Gentlemen:

On behalf of NextEra Energy, Inc. (the "Company"), the undersigned is submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2012 annual meeting of shareholders a shareholder proposal (the "Proposal") submitted by the Comptroller of the State of New York on behalf of the New York State Common Retirement Fund (the "Proponent").

The undersigned also requests confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend to the Commission that enforcement action be taken if the Company so excludes the Proposal from its 2012 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence is attached as Exhibit 1.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter and its exhibits are being e-mailed to shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, the undersigned is taking this opportunity to inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned.

The Company currently intends to begin printing its 2012 proxy materials on March 29, 2012 and to file its 2012 proxy materials with the Commission on or about April 9, 2012.

THE PROPOSAL

The text of the Proposal is set forth below:

"WHEREAS, the Fukushima nuclear crisis in Japan, brought on by an earthquake and tsunami, and the August, 2011 earthquake on the US east coast, have drawn increased attention to issues related to nuclear power safety, and

WHEREAS, NextEra Energy currently owns and operates five nuclear power plants in four states, and

WHEREAS, independent studies have indicated that nuclear power plants continue to experience problems with safety-related equipment and worker errors that increase the risk of damage to the reactor cores, and that recognized but misdiagnosed or unresolved problems often cause significant events at nuclear plants, or increase their severity, and

WHEREAS, a March, 2011 report by the Union of Concerned Scientists analyze a series of U.S. reactor incidents in 2010 that prompted special intervention by the Nuclear Regulatory Commission ("NRC"). The report found that these events were caused by a variety of shortcomings such as "inadequate training, faulty maintenance, poor design, and failure to investigate problems thoroughly (Union of Concerned Scientists, The NRC, and Nuclear Power Plant Safety in 2010: A Brighter Spotlight Needed (2011)), http://www.ucsusa.org/assets/documents/nuclear_power/nrc-2010-full-report.pdf, and

WHEREAS, this report recommends that companies operating nuclear plants adopt enhanced safety measures, including transferring spent nuclear fuel from storage pools to dry casks once it has cooled, and that companies comply fully with fire protection regulations issued by the NRC in

1980 and 2004 –recommendations which could help to reduce the plants' vulnerabilities in the event of an earthquake or other significant event, and

WHEREAS, following the August, 2011 earthquake on the U.S. east coast, the Wall Street Journal reported that U.S. regulators have concluded that "more seismic activity is now considered possible in the U.S. than had been understood when older plants were built", ("Nuclear Site Status Checked" Wall Street Journal 8 Aug. 2011), and that a number of U.S. plants were now threatened by tremors greater than they were designed to withstand. (Dominion Resource's (sic) North Anna Power Station in Virginia, located 10 miles from the epicenter of the August 23,2011 5.8 magnitude earthquake, lost normal grid power and was shut down for several months),

THEREFORE, be it resolved that shareholders request that a committee of independent directors be appointed to conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described above, including potential risks associated with seismic events in and around the company's nuclear power plants, and that that committee report to shareholders on its finding at reasonable expense and excluding proprietary or confidential information."

BASES FOR EXCLUSION

The undersigned hereby requests that the Staff concur in the Company's view that it may exclude the Proposal pursuant to:

- Rules 14a-8(b) and 14a-8(f)(1), because the proponent failed to provide proof of the requisite stock ownership within the required time period after receiving notice of such deficiency;
- Rule 14a-8(i)(7), because the Proposal deals with a matter related to the Company's ordinary business operations; and
- Rule 14a-8(i)(10), because the Company has already substantially implemented the Proposal.

I. Rules 14a-8(b) and 14a-8(f)(1) – The Proponent Failed to Provide Proof of the Requisite Stock Ownership Within the Required Time Period After Receiving Notice of Such Deficiency

The Exclusion

Rule 14a-8(b)(1) provides, in part, that, to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's equity securities entitled to vote on the proposal for at least one year as of the date the proposal is submitted. Rule 14a-8(b)(2) provides that, if a shareholder does not appear in the company's records as a registered holder of the requisite number or value of the company's securities, the shareholder may prove its ownership by providing a written statement from the record holder of the securities or by submitting a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 that evidences the shareholder's ownership.

Rule 14a-8(f)(1) provides that, if a shareholder submits a proposal and fails to provide proof of ownership, the company may exclude the proposal if the company notifies the proponent of the deficiency within 14 days of receipt of the proposal and the proponent then fails to correct the deficiency within 14 days of receipt of the company's deficiency letter.

Applicability of the Exclusion

The Company received the Proposal by facsimile delivered to the undersigned's dedicated facsimile machine at approximately 6:45 pm on December 6, 2011. The Proponent called the Company on December 7, 2011 to confirm that the Company had received the Proposal. The submission did not contain any documentation evidencing the Proponent's ownership of the Company's common stock. After reviewing its records with the assistance of its transfer agent, the Company determined that the Proponent was not a record holder of the Company's common stock. Although the cover letter accompanying the Proposal stated that "(a) letter from J.P. Morgan Chase, the [Proponent's] custodial bank, verifying the [Proponent's] ownership, continually for over a year, of NexEra [sic] Energy, Inc. shares, will follow", no such letter was received by the Company. Accordingly, by letter (the "Deficiency Letter") sent by overnight delivery on December 8, 2011, and received by the Proponent on December 9, 2011 (with a courtesy copy sent by facsimile on December 8, 2011), the Company notified the Proponent of the need to provide proof of ownership of the requisite amount of the Company's common stock for at least one year prior to the submission of the Proposal. Copies of the Deficiency Letter and proof of delivery of the Deficiency Letter are included in Exhibit 2.

The Company did not receive a response to the Deficiency Letter by December 23, 2011 (14 days after its delivery), nor did it receive a call from the Proponent, similar to the call that the Proponent made to the Company on December 7, to confirm that the Company had received a response from the Proponent. On December 28, 2011, the undersigned placed a call to the Proponent and spoke to George Wong of the Proponent's Corporate Governance office, advising Mr. Wong that the proof of requisite stock ownership had not been received. Shortly thereafter, the Company received a facsimile from Mr. Wong (copy attached as Exhibit 3) which included a letter dated December 14, 2011 from JPMorgan Chase Bank, N.A. ("Chase") to the undersigned concerning the Proponent's ownership of the Company's shares (the "Chase Letter"). Mr. Wong's facsimile cover sheet indicated that he was "resending" the Chase Letter.

The undersigned then placed a call to Miriam Awad of Chase to confirm that Chase had in fact submitted the letter to the Company. Ms. Awad advised the undersigned that

Chase had not sent the Chase Letter to the Company, but that Chase had instead sent the letter directly to the Proponent.

To the best of the Company's knowledge, the facsimile received from Mr. Wong on December 28, 2011 constituted the Company's first receipt of the Chase Letter, five days after the deadline for electronic transmission of the requisite information established in accordance with Rule 14a-8(f)(1).

As of the date of this letter, the Proponent has provided no evidence to the Company that the Chase Letter was postmarked, or transmitted electronically, to the Company on or prior to December 23, 2011, as required in accordance with Rule 14a-8(f)(1). Significantly, unlike the process followed by the Proponent when submitting the Proposal (when the Proponent called to confirm receipt of the facsimile), no call was received by the Company to confirm receipt of the Chase Letter, on December 14 or on any other date.

The Staff has consistently held proponents to the procedural requirements of Rule 14a-8 and permitted exclusion of proposals where the proponent failed to comply with those procedural requirements. See, e.g., *Hanesbrands Inc.* (June 4, 2009); *Northstar Neuroscience, Inc.* (March 24, 2009); *Baxter International, Inc.* (February 22, 2006); *Sempra Energy* (December 30, 2005). Accordingly, we seek the Staff's concurrence that the Proposal may be excluded under Rules 14a-8(b) and (f)(1).

II. Rule 14a-8(i)(7) – The Proposal Deals with a Matter Relating to the Company's Ordinary Business Operations

The Exclusion

The Company may exclude the proposal under Rule 14a-8(i)(7) because it deals with matters relating to the Company ordinary business operations. The term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." See the 1998 Release. In the 1998 Release, the Commission explained that the ordinary business exclusion rests on two central considerations: first, that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and second, the degree to which the proposal attempts to "micromanage" a company by "probing too deeply into matters of a complex nature upon which shareholders as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976) (the "1976 Release")).

The Commission has said that a shareholder proposal that calls on the board of directors to issue a report to shareholders is excludable under Rule 14a-8(i)(7) as relating to an ordinary business matter if the subject matter of the report relates to the company's ordinary business operations. See Exchange Act Release No 34-20091 (August 16, 1983). Consistent with the Commission's statement, the staff has permitted companies to exclude shareholder proposals that request the issuance of a report where the subject matter of the requested report relates to an ordinary business matter. See *ACE Limited* (avail. Mar. 19, 2007) (allowing exclusion of shareholder proposal requesting report relating to the company's strategy and actions relating to climate change); *Bear Stearns Companies, Inc.* (avail. Feb. 14, 2007) (allowing exclusion of proposal requesting Sarbanes-Oxley right-to-know report); and *Pfizer, Inc.* (avail. Jan. 13, 2006) (allowing exclusion of shareholder proposal requesting report on the risks of liability arising from the distribution of certain of the company's products).

Applicability of the Exclusion

Ensuring the safety of the Company's nuclear power plants is a fundamental task upon which the management and employees of the Company are focused every day. While safety failures at a nuclear power plant may have more serious consequences than safety failures at many other types of plants, the day-to-day business of maintaining a safe working and community environment is no less "routine" than maintaining safety at any other worksite. The continual review and monitoring of plant safety, and the maintenance of an effective program for implementing and inspecting safety features, is a serious but ultimately ordinary feature of the Company's business.

Complexity of Nuclear Safety. Overseeing the safety and proper operation of the Company's nuclear power plants involves extremely detailed policies and procedures based on complex scientific and engineering principles. The development, operation, and containment of nuclear power facilities require significant technical expertise. Accordingly, it is not practical to expect shareholders as a body to oversee nuclear safety to the extent requested by the Proposal. The Proposal simply "prob[es] too deeply into matters of a complex nature ...." The staff has permitted exclusion of proposals that seek to involve shareholders in highly technical matters. See, e.g., *Carolina Power and Light Company* (avail. Mar. 8, 1990) (permitting exclusion of proposal requesting a detailed report on the company's nuclear plant operations, including causes, consequences and resolution of plant shut downs)

Regulation of the Nuclear Power Industry. In addition, the nuclear power industry is highly regulated and subject to oversight by the NRC, the primary regulator of radiological health and safety matters. Other federal agencies with jurisdiction over nuclear power plant matters include the Environmental Protection Agency, the Department of Energy (including the Federal Energy Regulatory Commission and the North American Electric Reliability Corporation), the Federal Communications Commission, the Federal Aviation Administration, the U.S. Fish and Wildlife Service, the National Marine Fisheries Service, the Department of Labor (including the Occupational Safety and Health Administration), the Department of Transportation, and the Department of Homeland Security, among others. Several state and local governmental agencies also have jurisdiction over certain nuclear power plant matters.

This regulatory regime is characterized by highly technical rules and industry knowledge. The staff has agreed in the past that matters regarding compliance with government regulations affecting the operation of nuclear plants involve ordinary business operations. See *Duke Power Co.* (avail. Mar. 7, 1998) (allowing exclusion of a proposal seeking a report on environmental protection and pollution control activities at a nuclear plant).

We are aware that certain topics related to economic and safety considerations attendant to nuclear power plants, particularly the decision to construct a new plant, may raise significant policy issues. The Commission noted in the 1976 Release:

> "[T]he term "ordinary business operations" has been deemed on occasion to include certain matters which have significant policy, economic or other implications inherent in them. For instance, a proposal that a utility company not construct a proposed nuclear power plant has in the past been considered excludable under former subparagraph (c)(5) [now (i)(7)]. In retrospect, however, it seems apparent that the economic and safety considerations attendant to nuclear power plants are of such magnitude that a determination whether to construct one is not an "ordinary" business matter. Accordingly, proposals of that nature, as well as others that have major implications, will in the future be considered beyond the realm of an issuer's ordinary business operations, and future interpretative letters of the Commission's staff will reflect that view."

While the Proposal addresses issues relating to the Company's nuclear safety policies and practices, the Proposal does not implicate a decision regarding whether the Company should construct a nuclear power plant, nor is it a proposal that has "major implications." Rather, the Proposal seeks to impose shareholder oversight of a serious but fundamentally ordinary aspect of the Company's business operations, namely the safety of the Company's products (i.e., energy produced by nuclear power).

The staff has consistently permitted exclusion of proposals seeking to micro-manage a company's operations by dealing with the safety of the company's products. See *Wal-Mart* (avail. Mar. 11, 2008) (proposal seeking a report on the company's policies on nanomaterial product safety involved a matter of ordinary business and constituted an attempt to micro-manage Wal-Mart's operations); *Family Dollar Stores* (avail. Nov. 11, 2007) (allowing exclusion of a proposal seeking a report on the company's policies relating to minimizing customer exposure to toxic substances and hazardous components in its products); *Walgreen Co.* (avail. Oct. 13, 2006) (allowing exclusion of a proposal seeking a report on the extent to which the company's cosmetics and personal care products contained carcinogens and toxicants and the company's options for seeking safer alternatives); and *Wal-Mart Stores, Inc.* (avail. Mar. 24, 2006) (allowing exclusion of a proposal seeking a report evaluating the company's policies for minimizing customers' exposure to toxic substances in its products). Accordingly, we seek the Staff's concurrence that the Proposal may be excluded under Rule 14a-8(i)(7).

III. Rule 14a-8(i)(10) – The Company Has Already Substantially Implemented the Proposal

The Exclusion

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (Jul. 7, 1976).

Originally, the Staff narrowly interpreted this predecessor rule and granted no-action relief only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose" because proponents were convincing the Staff to deny no-action relief by submitting proposals that differed from existing company policy by only a few words. Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in 1983, the Commission adopted a revision to the rule to permit the omission of proposals that had been "substantially implemented." 1983 Release. The 1998 amendments to the proxy rules reaffirmed this position. *See* Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998) (the "1998 Release").

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have satisfactorily addressed both the proposal's underlying concerns and its essential objective. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Masco Corp.* (avail. Mar. 29, 1999). Thus, when a company can demonstrate that it has already taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented." *See, e.g., Exxon Mobil Corp.* (avail. Mar. 23, 2009); *Exxon Mobil Corp. (Burt)* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applicability of the Exclusion

The Proposal requests that the Company do three things: appoint a special committee of independent directors, charge the committee with conducting a review of the Company's nuclear safety policies in light of recent events, and report the committee's findings to shareholders. The Company believes that it has substantially implemented the Proposal in all three respects.

The Board's Nuclear Committee. The Proposal requests that a "committee of independent directors be appointed to conduct a special review of the company's nuclear safety policies and practices..." The Company's Board of Directors has already created a Nuclear Committee whose sole member, Oliver D. Kingsley, Jr., is independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Principles and Guidelines. In determining that Mr. Kingsley is independent, the Company's Board of Directors has affirmatively determined annually since 2007 that Mr. Kingsley has no direct or indirect material relationship with the Company. Mr. Kingsley has more than 30 years of experience in the commercial nuclear power industry, including his previous service as President and Chief Operating Officer of Exelon Corporation, the operator of the largest U.S. nuclear power plant fleet, and prior to that, his service as President and Chief Nuclear Officer of Exelon Nuclear, a subsidiary of Exelon Corporation.

The Board's Nuclear Committee performs, among other functions, the functions that the Proposal requests be performed by a committee of the Board: it reviews the Company's nuclear safety policies and practices, including in response to recent events. The Nuclear Committee's charter makes clear that the Committee is responsible for reviewing the "safety, reliability and quality of nuclear operations including benchmarks of NextEra Energy's performance."

The Proposal calls for the appointment of an independent committee of the Board to conduct a special review of the company's nuclear safety policies and practices in light of "developments and findings" described in the Proposal, including potential risks associated with seismic events in and around the Company's nuclear power plants. Each of the so-called "developments and findings" described in the Proposal relate to topics over which the Nuclear Committee has oversight responsibility and which the Nuclear Committee has discussed.

Assessment of Nuclear Safety. The Nuclear Committee has in fact reviewed and considered the safety of the Company's nuclear plants in light of events that recently affected other nuclear plants, and it will continue to do so. The Proposal focuses particularly on risks arising from potential seismic events and the impact of seismic events on the safety of the Company's nuclear power plants. The Company is keenly aware of the seismic events referenced in the Proposal's supporting statement and has undertaken a comprehensive review of the safety of its nuclear power plants based on lessons learned from those events.

Following the events at the Fukushima-Daiichi facility ("Fukushima") in Japan resulting from the 2011 earthquake and resulting tsunami, the Company reviewed each of its five nuclear plants with an emphasis on the seismic and flood design criteria of each plant. This review showed that each of the Company's nuclear plants is located outside of "high hazard" areas defined by the U.S. Geological Survey and the NRC for seismic activity. In addition, as noted in the Company's Sustainability Report issued in 2011 (the "**Sustainability Report**"),[1] following the event at Fukushima, the Company:

- conducted an analysis of each plant's capabilities to deal with seismic and other extreme natural events;
- performed a review of its ability to respond to losses of power to critical systems at each of the Company's nuclear plants, including backup cooling generators;
- evaluated the flood protection and response capabilities at each of the Company's nuclear plants; and
- re-evaluated the readiness and functionality of the emergency response equipment at each of the Company's nuclear power plants.

The Company also has implemented comprehensive procedures, including training programs, at each of its nuclear plants to assure the Company's preparedness for potential adverse events, including seismic and severe weather events.

The Company has also addressed, at all of its nuclear plants, the recommendations of the report referred to in the Proposal. All of the Company's nuclear plants already use dry storage to store used nuclear fuel. In addition, each of the Company's nuclear plants is either in full compliance with the fire protection regulations issued by the NRC or has implemented approved fire protection compensatory measures.

The Company has also responded in writing to NRC Bulletin 2011-01, "Mitigating Strategies", which was issued by the NRC on May 11, 2011 (the "Bulletin"). The Bulletin, which was issued by the NRC following the events at Fukushima, required the Company to submit information to the NRC confirming the Company's ability to maintain or restore reactor core cooling, containment and spent fuel pool cooling capabilities in the event of a loss of large areas of each nuclear plant due to explosions or fires.

As the discussion above makes clear, the Company already expends significant time and effort to ensure the safety of its nuclear plants, including in light of the events described in the Proposal. Moreover, the Company's nuclear operations are subject to comprehensive oversight and regulation by the NRC, which has a detailed regulatory scheme for U.S. nuclear power plants that addresses all of the issues raised in the Proposal. Accordingly, the Company's nuclear safety policies and practices, in conjunction with the NRC's regulatory oversight, directly address the concerns identified by the Proposal. Finally, the Nuclear Committee has exercised its oversight authority in directly reviewing the actions described above.

Report to Shareholders. The Proposal also requests that the Company publish a report to shareholders disclosing the Committee's findings following its review of the

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1 The Company's Sustainability Report is available on the Company's website at: http://www.nexteraenergy.com/company/index.shtml.

Company's nuclear safety policies and practices. The Company already provides this information to shareholders in various publicly available reports regarding its nuclear safety policies and practices. While this information does not represent findings of the Nuclear Committee *per se*, as sought by the Proposal, the information is reviewed by the Committee.

As noted above, the Company has published the **Sustainability Report**, which addresses the Company's review, subject to the direct oversight of the Nuclear Committee, of its nuclear safety policies and practices in light of the seismic events referenced in the Proposal. As the Sustainability Report notes, the Company took the following actions in response to the Fukushima event (as described above), subject to the direct review of the Nuclear Committee,

> "our team is now working with the rest of the industry to develop proactive guidelines and a set of longer-term recommendations to ensure we maintain the highest possible safety margins for all operating nuclear plants."

The Sustainability Report is not simply a discussion of the Company's historical nuclear safety policies and practices. The report also provides a forward-looking discussion of the Company's goals, as directly overseen by the Nuclear Committee, for ensuring the safety of its nuclear power plants and the surrounding communities.

The Company has also included a discussion of its review and implementation of nuclear safety policies and procedures in its **reports on Form 10-Q**. Copies of the Company's discussion of these matters in its Forms 10-Q for the quarters ended March 31, 2011, June 30, 2011 and September 30, 2011 are included as Appendix A to this letter. In the Company's Form 10-Q for the quarter ended March 31, 2011, for example, the Company noted in the Management's Discussion and Analysis section that, as a result of the Fukushima event, the NRC established a task force that "initiated a review of the activities being proactively undertaken" by the Company and others "to verify the continued operability of measures to mitigate" consequences of severe accidents including loss of key operational and safety systems." The Company also noted that it continues "to work with industry organizations to understand the [Fukushima event] and apply lessons learned which may result in [the Company] proactively making certain modifications to [its] nuclear facilities to, among other things, improve operational and safety systems prior to any potential required action by the NRC." In all instances, the Company's activities as described in these reports are directly overseen by the Nuclear Committee.

The Company updated this disclosure in its subsequent Form 10-Q filings, noting in its second quarter 10-Q that "[i]n July 2011, the NRC task force released its recommendations to the NRC...[the Company is] currently reviewing the recommendations and assessing the financial and operational impact on [its nuclear plants]." Most recently, in its third quarter 10-Q, the Company stated that the NRC's review of the task force's recommendations resulted in various actions, including a request that each nuclear plant "re-evaluate its seismic and flood protection designs in light of current requirements and identify any areas for improvement." While the NRC information requests have not yet been issued, the Company has performed analyses of current seismic and flooding protection features for its nuclear plants. The Company is also continuing to review information from the Fukushima incident as it becomes available and is working with industry groups to evaluate the need for changes to seismic and flooding protection features for its nuclear plants. Again, all of this activity is overseen by the Nuclear Committee.

In addition to the Sustainability Report and the disclosures in the Company's periodic reports, the Company makes available on its website **fact sheets** relating to its nuclear facilities.[2] These fact sheets contain detailed safety information for each facility, including capabilities to withstand seismic and flooding events.

In *Exxon Mobil Corporation* (avail. March 17, 2011), the Staff determined that the company's pre-existing policies and procedures achieved the essential objectives of the proposal at issue and thus compared favorably with what the proponents sought from the company. That proposal requested that the board prepare a report on the steps taken by ExxonMobil to reduce the risks of accidents, including a description of the board's oversight of process safety management, staffing levels, inspection and maintenance of refineries and other equipment. After being presented with publications made available on the company's website that reported on the Company's safety processes, the Staff concurred that the proposal could be excluded, stating "[b]ased on the information you have presented, it appears that ExxonMobil's public disclosures compare favorably with the guidelines of the proposal and that ExxonMobil has, therefore, substantially implemented the proposal." The Company is in an analogous position to ExxonMobil. The Company's prior and continuing reviews of the safety of its nuclear facilities, including reviews prompted by the seismic events noted in the Proposal, together with the Company's fulsome public disclosure of the results of its reviews, all under the direct oversight of a Nuclear Committee composed solely of an independent director, make clear that the Company has substantially implemented the underlying concerns and essential objectives of the Proposal.

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2 These fact sheets are available at the following locations:

http://www.nexteraenergyresources.com/pdf_redesign/duanearnoldfactsheet.pdf

http://www.nexteraenergyresources.com/pdf_redesign/pointbeach.pdf

http://www.nexteraenergyresources.com/pdf_redesign/Seabrook.pdf

http://www.fpl.com/environment/nuclear/nuclear_power_serves_you.shtml

CONCLUSION

For the reasons set forth above, the Company believes that the Proposal may be excluded under Rules 14a-8(b) and 14a-8(f)(1), Rule 14a-8(i)(7) and Rule 14a-8(i)(10). The Company respectfully requests the staff's concurrence in the Company's view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company so excludes the Proposal from the proxy statement for its 2012 annual meeting of shareholders.

We would be happy to provide the Staff with any additional requested information and answer any questions related to this subject. In accordance with Staff Legal Bulletin 14F, Part F (October 18, 2011), please send your response to this letter to me by e-mail at alissa.ballot@nexteraenergy.com.

Very truly yours,

Alissa E. Ballot
Vice President & Corporate Secretary
561-691-7721

Cc: Charles E. Sieving, EVP & General Counsel
Patrick Doherty, State of NY, Office of the State Comptroller

Appendix A

Excerpts from Quarterly Reports on Form 10-Q

10-Q for the quarter ended 3-31-11:

As a result of the impact of the March 2011 earthquake and tsunami on nuclear facilities in Japan, the NRC has established a task force to conduct a comprehensive review of processes and regulations relating to nuclear facilities in the United States to determine whether the NRC should make additional improvements to its regulatory system and to make recommendations to the NRC for its policy direction. This task force initiated a review of the activities being proactively undertaken by the licensees, including FPL and NextEra Energy Resources, to verify the continued operability of measures to mitigate conditions that result from severe accidents, including the loss of significant operational and safety systems, and readiness to deal with beyond-design-basis accidents. The lessons learned from the continuing events in Japan and the results of the NRC reviews may, among other things, result in changes in or new licensing and safety-related requirements for U.S. nuclear facilities. Such changes in or new requirements could, among other things, impact the capacity additions (uprates) at FPL's existing nuclear units at St. Lucie and Turkey Point and NextEra Energy Resources' nuclear units at Point Beach Nuclear Power Plant (Point Beach), and future licensing and operations of U.S. nuclear facilities, including FPL's and NextEra Energy Resources' existing nuclear facilities and the NRC approval of two additional nuclear units at FPL's Turkey Point site, and could, among other things, result in increased cost and capital expenditure requirements associated with the operation and maintenance of FPL's and NextEra Energy Resources' nuclear units. While the NRC conducts its review, FPL and NextEra Energy Resources continue to work with industry organizations to understand the events in Japan and apply lessons learned which may result in FPL and NextEra Energy Resources proactively making certain modifications to their nuclear facilities to, among other things, improve operational and safety systems prior to any potential required action by the NRC. Any such modifications could, among other things, require regulatory approvals and result in increased cost and capital expenditure requirements associated with the operation and maintenance of FPL's and NextEra Energy Resources' nuclear units. Third parties have requested that the NRC suspend the approval of nuclear uprates, nuclear license extensions, including approval of a license extension for NextEra Energy Resources' Seabrook nuclear unit, and new licenses, including approval of licenses for two additional nuclear units at FPL's Turkey Point site. Another third party request was filed with the NRC seeking immediate suspension of the NRC operating licenses for all boiling water reactors that use a certain primary containment system, including NextEra Energy Resources' Duane Arnold nuclear unit, pending completion of the NRC review. NextEra Energy Resources and FPL oppose such requests; however, it is uncertain at this time how and when the NRC will respond to these requests.

10-Q for the quarter ended 6-30-2011:

As a result of the impact of the March 2011 earthquake and tsunami on nuclear facilities in Japan, the NRC established a task force to conduct a comprehensive review of processes and regulations relating to nuclear facilities in the United States to determine whether the NRC should make additional improvements to its regulatory system and to make recommendations to the NRC for its policy direction. This task force initiated a review of the activities being proactively undertaken by licensees, including FPL and NextEra Energy Resources, to verify the continued operability of measures to mitigate conditions that result from severe accidents, including the loss of significant operational and safety systems, and readiness to deal with beyond-design-basis accidents. In May 2011, the NRC issued a bulletin requiring companies licensed to operate U.S. nuclear power plants to confirm that their mitigative-strategy equipment is in place and available, and that the strategies can be carried out with current plant staffing, as well as requesting further information regarding their mitigation strategies programs. FPL and NextEra Energy Resources have responded to this bulletin. In July 2011, the NRC task force released its recommendations to the NRC which are intended to clarify and strengthen the regulatory framework for protection against natural disasters, mitigation and emergency preparedness, and to improve the effectiveness of the NRC's programs. NextEra Energy and FPL are currently reviewing the recommendations and assessing the financial and operational impact on their respective nuclear units.

The lessons learned from the events in Japan and the results of the NRC's review of the task force's recommendations may, among other things, result in changes in or new licensing and safety-related requirements for U.S. nuclear facilities. Such changes in or new requirements could, among other things, impact the capacity additions (uprates) at FPL's existing nuclear units at St. Lucie and Turkey Point and NextEra Energy Resources' nuclear units at Point Beach, and future licensing and operations of U.S. nuclear facilities, including FPL's and NextEra Energy Resources' existing nuclear facilities and the NRC approval of two additional nuclear units at FPL's Turkey Point site, and could, among other things, result in increased cost and capital expenditure requirements associated with the operation and maintenance of FPL's and NextEra Energy Resources' nuclear units. While the NRC conducts its review, FPL and NextEra Energy Resources continue to work with industry organizations to understand the events in Japan and apply lessons learned which may result in FPL and NextEra Energy Resources proactively making certain modifications to their nuclear facilities to, among other things, improve operational and safety systems prior to any potential requirements being imposed by the NRC. Any such modifications could, among other things, require regulatory approvals and result in increased cost and capital expenditure requirements associated with the operation and maintenance of FPL's and NextEra Energy Resources' nuclear units. Third parties have requested that the NRC suspend the approval of nuclear uprates, nuclear license extensions, including approval of a license extension for NextEra Energy Resources' Seabrook nuclear unit, and new licenses, including approval of licenses for two additional nuclear units at FPL's Turkey Point site. Another third party request was filed with the NRC seeking immediate suspension of the NRC operating licenses for all boiling water reactors that use a certain primary containment system, including NextEra Energy Resources' Duane Arnold nuclear unit, pending completion of the NRC review. The NRC denied the request for immediate action related to the suspension of operating licenses for boiling water reactors, and, since the nuclear events in Japan, has continued to grant approvals for nuclear uprates and license extensions. However, it is uncertain at this time how and when the NRC will respond to the other items in these requests or other requests it may receive, or take action with regard to the NRC task force's recommendations.

<u>10-Q for the quarter ended 9-30-11:</u>

As a result of the impact of the March 2011 earthquake and tsunami on nuclear facilities in Japan, the NRC established a task force to conduct a comprehensive review of processes and regulations relating to nuclear facilities in the United States to determine whether the NRC should make additional improvements to its regulatory system and to make recommendations to the NRC for its policy direction. In July 2011, the NRC task force released its recommendations to the

NRC and since then, the NRC staff presented certain conclusions based on their review of the task force recommendations, which conclusions have been approved by the NRC. The NRC staff's report concluded that none of the findings addressed by the task force recommendations rise to the level of an imminent hazard to public health and safety. However, since the recommendations can contribute to safety improvements, the NRC staff proposed the following actions: 1) issue orders within approximately six months to require each nuclear site to purchase portable equipment and revise procedures to address multi-unit events, provide reliable spent fuel pool instrumentation and enhance containment venting capabilities for boiling water reactors (Duane Arnold is NextEra Energy's only boiling water reactor); 2) request each site to re-evaluate its seismic and flood protection designs in light of current requirements and identify any areas for improvement; and 3) issue new regulations requiring enhancements relating to extended periods of loss of alternating current power, emergency preparedness and spent fuel pool cooling capabilities. The NRC is reviewing the timeline for implementation of all of the actions, but has indicated that all actions should be completed by the end of 2016. NextEra Energy and FPL are currently reviewing the NRC's directions relating to the NRC staff's recommendations and assessing the potential financial and operational impact on NextEra Energy, FPL and their respective nuclear units.

The lessons learned from the events in Japan and the results of the NRC's review of the NRC staff's recommendations may, among other things, result in changes in or new licensing and safety-related requirements for U.S. nuclear facilities. Such changes in or new requirements could, among other things, impact the capacity additions (uprates) at FPL's existing nuclear units at St. Lucie and Turkey Point, and future licensing and operations of U.S. nuclear facilities, including FPL's and NextEra Energy Resources' existing nuclear facilities and the NRC approval of two additional nuclear units at FPL's Turkey Point site, and could, among other things, result in increased cost and capital expenditures associated with the operation and maintenance of FPL's and NextEra Energy Resources' nuclear units. While the NRC continues its review, FPL and NextEra Energy Resources continue to work with industry organizations to understand the events in Japan and apply lessons learned, which may result in FPL and NextEra Energy Resources proactively making certain modifications to their nuclear facilities to, among other things, improve operational and safety systems prior to any potential requirements being imposed by the NRC. Any such modifications could, among other things, result in increased cost and capital expenditures associated with the operation and maintenance of FPL's and NextEra Energy Resources' nuclear units. Third parties have requested that the NRC suspend the approval of nuclear uprates, nuclear license extensions and new licenses, including approval of licenses for two additional nuclear units at FPL's Turkey Point site. Another third party request was filed with the NRC seeking immediate suspension of the NRC operating licenses for all boiling water reactors that use a certain primary containment system, including NextEra Energy Resources' Duane Arnold nuclear unit, pending completion of the NRC review. The NRC denied the request for immediate action related to the suspension of operating licenses for boiling water reactors, and, since the nuclear events in Japan, has continued to grant approvals for nuclear uprates and license extensions. However, it is uncertain at this time how and when the NRC will respond to the other items in these requests or other requests it may receive, or take action with regard to the timing for implementation of all of the NRC staff's recommendations.

Exhibit 1

Copy of the Proposal and Related Correspondence

NextEra Energy
Ni

State of New York
OFFICE OF THE STATE COMPTROLLER

Patrick Doherty
Director - Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4823
Fax- (212) 681-4468

To: Alissa Ballot

Phone Number: 561-691-7721

Fax Number: 561-691-7702

Date: 12/6/11

Pages ~~to follow~~: 3

Message:

THOMAS P. DINAPOLI
STATE COMPTROLLER

STATE OF NEW YORK
OFFICE OF THE STATE COMPTROLLER

PENSION INVESTMENTS
& CASH MANAGEMENT
633 Third Avenue-31st Floor
New York, NY 10017
Tel: (212) 681-4489
Fax: (212) 681-4468

December 6, 2011

Alissa E. Ballot
Corporate Secretary
NextEra Energy, Inc.
P.O. Box 14000
700 Universe Boulevard
Juno Beach, Florida 33408-0420

Dear Ms. Ballot:

The Comptroller of the State of New York, The Honorable Thomas P. DiNapoli, is the sole Trustee of the New York State Common Retirement Fund (the "Fund") and the administrative head of the New York State and Local Employees' Retirement System and the New York State Police and Fire Retirement System. The Comptroller has authorized me to inform NextEra Energy, Inc. of his intention to offer the enclosed shareholder proposal on behalf of the Fund for consideration of stockholders at the next annual meeting.

I submit the enclosed proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

A letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of NexEra Energy, Inc. shares, will follow. The Fund intends to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, we will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact me at (212) 681-4823 should you have any further questions on this matter.

Very truly yours,

Patrick Doherty
pd:jm
Enclosures

SPECIAL BOARD REVIEW OF NUCLEAR POWER SAFETY ISSUES

WHEREAS, the Fukushima nuclear crisis in Japan, brought on by an earthquake and tsunami, and the August, 2011 earthquake on the US east coast, have drawn increased attention to issues related to nuclear power safety, and

WHEREAS, NextEra Energy currently owns and operates five nuclear power plants in four states, and

WHEREAS, independent studies have indicated that nuclear power plants continue to experience problems with safety-related equipment and worker errors that increase the risk of damage to the reactor cores, and that recognized but misdiagnosed or unresolved problems often cause significant events at nuclear plants, or increase the r severity, and

WHEREAS, a March, 2011 report by the Union of Concerned Scientists analyzed a series of U.S. reactor incidents in 2010 that prompted special intervention by the Nuclear Regulatory Commission("NRC"). The report found that these events were caused by a variety of shortcomings such as "inadequate training, faulty maintenance, poor design, and failure to investigate problems thoroughly (Union of Concerned Scientists, The NRC, and Nuclear Power Plant Safety in 2010: A Brighter Spotlight Needed (2011)), http://www.ucsusa.org/assets/documents/nuclear_power/nrc-2010-full-report.pdf, and

WHEREAS, this report recommends that companies operating nuclear plants adopt enhanced safety measures, including transferring spent nuclear fuel from storage pools to dry casks once it has cooled, and that companies comply fully with fire protection regulations issued by the NRC in 1980 and 2004 -- recommendations which could help to reduce the plants' vulnerabilities in the event of an earthquake or other significant event, and

WHEREAS, following the August, 2011 earthquake on the U.S. east coast, the Wall Street Journal reported that U.S. regulators have concluded that "more seismic activity is now considered possible in the U.S. than had been understood when older plants were built", ("Nuclear Site Status Checked" Wall Street Journal 8 Aug. 2011), and that a number of U.S. plants were now threatened by tremors greater than they were designed to withstand. (Dominion Resource's North Anna Power Station in Virginia, located 10 miles from the epicenter of the August 23,2011 5.8 magnitude earthquake, lost normal grid power and was shut down for several months),

THEREFORE, be it resolved that shareholders request that a committee of independent directors be appointed to conduct a special review of the company's nuclear safety policies and practices in light of the extraordinary developments and findings described above, including potential risks associated with seismic events in and around the company's nuclear power plants, and that that committee report to shareholders on its findings at reasonable expense and excluding proprietary or confidential information.

Exhibit 2

Copy of the Deficiency Letter and Proof of Delivery

NEXTera ENERGY

December 8, 2011

The Honorable Thomas P. DiNapoli
Mr. Patrick Doherty
State of New York
Office of the State Comptroller
Pension Investments & Cash Management
633 Third Avenue – 31st floor
New York, NY 10017

Fax: 212-681-4468

RE: Shareholder Proposal dated December 6, 2011

Dear Mr. DiNapoli and Mr. Doherty:

NextEra Energy, Inc. ("NextEra Energy") is in receipt of the shareholder proposal of the New York State Common Retirement Fund (the "Fund") dated December 6, 2011 (the "Proposal").

With respect to considering the Fund's request for inclusion of the Proposal in NextEra Energy's proxy statement for the 2012 Annual Meeting of Shareholders ("2012 Meeting"), please be advised that the Proposal contains an eligibility deficiency, and that this letter is the required notice under Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") from NextEra Energy to the Fund concerning that deficiency.

More specifically, in accordance with Exchange Act Rule 14a-8(b), in order to be eligible to submit a proposal for inclusion in NextEra Energy's proxy materials the Fund must demonstrate that it holds, and has continuously held for at least one year prior to December 6, 2011 (the date that NextEra Energy received the Proposal), at least $2,000 in market value of NextEra Energy common stock. The Fund must continue to hold these shares through the date of the 2012 Annual Meeting. Exchange Act Rule 14a-8(b)(2) provides the method that the Fund should use to submit the required demonstration to NextEra Energy.[1]

We have not identified you as a record holder of NextEra Energy common stock on the company's books. In addition, although the cover letter accompanying the Proposal indicated that "(a) letter from J.P. Morgan Chase, the Fund's custodial bank, verifying the Fund's ownership, continually for over a year, of NexEra Energy, Inc. shares, will follow," no such verification has been received by NextEra Energy as of the date hereof.

In accordance with Exchange Act Rule 14a-8(f), we hereby notify you of your failure to comply with this eligibility and procedural requirement of Rule 14a-8. To comply with the requirement, please provide proof of your beneficial ownership of NextEra Energy common stock within 14 calendar days after receipt of this notice by either:

1. providing a written statement from the record holder of the securities (usually a broker or bank) verifying that, on December 6, 2011, when you submitted the Proposal, you had continuously held, for at least one year, the requisite number or value of shares of NextEra Energy common stock; or

2. providing a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or any amendments to those documents or updated forms, reflecting your ownership of the requisite number or value of shares of NextEra Energy common stock as of or before the date on which the one-year eligibility period began, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

---

[1] Rule 14a-8(b)(2) provides in pertinent part that, to demonstrate ownership as a beneficial owner, the Fund should "submit to the company a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year."

Pursuant to Exchange Act Rule 14a-8(f), the Fund's response to NextEra Energy curing the deficiency cited above must be postmarked, or transmitted electronically, no later than 14 calendar days from the date the Fund receives this letter from NextEra Energy.

In accordance with SEC Staff Legal Bulletins No. 14 and 14B, a copy of Exchange Act Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

If the Fund responds in a timely manner to this letter and cures the aforementioned deficiency, NextEra Energy will review the Proposal. Please note that, in accordance with Exchange Act Rule 14a-8, a proposal may be excluded on various grounds.

Very truly yours,

Alissa E. Ballot
Vice President & Corporate Secretary

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q, or in shareholder reports of investment companies under Rule 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Not to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Not to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;
4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;
5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;
6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;
7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;
8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body or a procedure for such nomination or election;
9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

10. Substantially implemented: If the company has already substantially implemented the proposal;
11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;
12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may

exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

i. The proposal;

ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Exhibit 3

Copy of the Chase Letter Received on 12-28-11

State of New York
OFFICE OF THE STATE COMPTROLLER
EXECUTIVE DIVISION

George Wong
Corporate Governance
633 Third Avenue – 31st Floor
New York, NY 10017

Tel- (212) 681-4481
Fax- (212) 681-4468

To: Alissa Ballot Next Era Energy

Phone Number: 561. 691.7721

Fax Number: 561.691.7702

Date: 12/28/11

Pages to follow: 1

Message: Resending proof of ownership letter

J.P.Morgan

Daniel F. Murphy
Vice President
Client Service
Worldwide Securities Services

December 14, 2011

Ms. Alissa E. Ballot
Vice President & Corporate Secretary
NextEra Energy
700 Universe Boulevard
Juno Beach, FL 33408

Dear Ms. Ballot,

This letter is in response to a request by The Honorable Thomas P. DiNapoli, New York State Comptroller as sole Trustee of the New York State Common Retirement Fund, regarding confirmation from J.P. Morgan Chase, that the New York State Common Retirement Fund has been a beneficial owner of NextEra Energy continuously for at least one year as of December 6, 2011.

Please note, that J.P. Morgan Chase, as custodian and a member of the Depository Trust Company (DTC), for the New York State Common Retirement Fund, held a total of 1,478,956 shares of common stock as of December 6, 2011 and continues to hold shares in the company. The value of the ownership had a market value of at least $2,000.00 for at least twelve months prior to said date.

If there are any questions, please contact me or Miriam Awad at (212) 623-8481.

Regards,

Daniel F. Murphy

cc: Patrick Doherty – NYSCRF
Gianna McCarthy – NYSCRF
Elaine Reilly – NYSCRF
George Wong - NYSCRF

4 New York Plaza 12th Floor, New York, NY 10004
Telephone: +1 212 623 8536 Facsimile: +1 212 623 0604 daniel.f.murphy@jpmorgan.com
JPMorgan Chase Bank, N.A.